

May 29, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Kurv ETF Trust
        Issuer CIK: 0001782952
        Issuer File Number: 333-233633/811-23473
        Form Type: 8-A12B
        Filing Date: May 29, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Kurv Memory Select ETF under the Exchange Act of 1934.

Sincerely,

Katie Warcholak

Katie Warcholak
Manager, Listing Qualifications